EXHIBIT 13.3

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

September 30, 2009

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the Company) for the nine months ended September 30, 2009 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements for the three and nine month periods ended September 30, 2009 are described below and should be read in conjunction with TransCanada’s 2008 audited consolidated financial statements and U.S. GAAP reconciliation for the year ended December 31, 2008 and unaudited consolidated financial statements for the three and nine month periods ended September 30, 2009 prepared in accordance with Canadian GAAP.

Reconciliation of Net Income and Comprehensive Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars, except per share amounts)	2009	2008	2009	2008
Net Income in Accordance with Canadian GAAP	345	390	993	1,163
U.S. GAAP adjustments:
Net income attributable to non-controlling interests(1)	23	18	71	106
Unrealized (gain)/loss on natural gas inventory held in storage (2)	(16)	108	13	32
Tax impact of unrealized (gain)/loss on natural gas inventory held in storage	5	(35)	(4)	(11)
Tax expense/(recovery) due to a change in tax legislation substantively enacted in Canada(3)	2	(1)	1	(2)
Net Income in Accordance with U.S. GAAP	359	480	1,074	1,288
Less: net income attributable to non-controlling interests(1)	(23)	(18)	(71)	(106)
Net Income Attributable to Common Shares in Accordance with U.S. GAAP(1)	336	462	1,003	1,182

Other Comprehensive Income/(Loss) (OCI) in Accordance with Canadian GAAP	(102)	29	(98))	59
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability, net of tax(4)	1	2	3	5
Change in equity investment funded status of postretirement plan liability, net of tax(4)	(2)	2	(2)	6
Comprehensive Income in Accordance with U.S. GAAP	233	495	906	1,252

Net Earnings Per Share in Accordance with U.S. GAAP, Basic and Diluted	$0.49	$0.79	$1.56	$2.10

Condensed Balance Sheet in Accordance with U.S. GAAP
(unaudited) (millions of dollars)	September 30, 2009	December 31, 2008
Current assets(2)	3,570	3,399
Long-term investments(4)(5)(6)	4,772	5,221
Plant, property and equipment(7)	27,204	22,901
Goodwill	3,733	4,258
Regulatory assets(4)(8)	1,792	1,810
Other assets (4)(9)	1,787	1,608
	42,858	39,197

Current liabilities(3)	4,416	4,264
Deferred amounts(4)(6)	934	1,238
Regulatory liabilities	427	551
Deferred income taxes(2)(4)(5)(8)	2,733	2,602
Long-term debt and junior subordinated notes(9)	17,906	16,664
	26,416	25,319
Shareholders’ equity:
Common shares	11,251	9,265
Preferred shares	539	-
Non-controlling interests(1)	1,027	1,194
Contributed surplus	331	279
Retained earnings(2)(3)(5)	4,059	3,809
Accumulated other comprehensive income(4)(10)	(765)	(669)
	16,442	13,878
	42,858	39,197

(1)
As required by U.S. GAAP, the Company has reclassified its non-controlling interests on the income statement and balance sheet. On the balance sheet, non-controlling interests are now presented in the equity section. On the income statement, consolidated net income includes both the Company’s and the non-controlling interests’ share of net income. In addition, consolidated net income attributable to the Company and the non-controlling interests are separately disclosed. This reclassification has been applied retrospectively as required.

(2)	In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(3)
In accordance with Canadian GAAP, the Company recorded current income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(4)	Represents the amortization of net loss and prior service cost amounts recorded in Accumulated Other Comprehensive Income for the Company’s defined benefit pension and other postretirement plans.

(5)
Under Canadian GAAP, pre-development costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under U.S. GAAP, such costs are expensed as incurred. Certain development costs incurred by Bruce Power L.P., an equity investment, were expensed under U.S. GAAP.

(6)
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis whereby the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows are included in the Company’s financial statements.  U.S. GAAP does not allow the use of proportionate consolidation and requires that such investments be recorded on an equity accounting basis.  Information on the balances that have been proportionately consolidated is located in Note 8 to the Company’s audited consolidated annual financial statements for the year ended December 31, 2008.  As a consequence of using equity accounting for U.S. GAAP, the Company is required to reflect an additional liability of $182 million at September 30, 2009 (December 31, 2008 - $51 million) for the estimated fair value of certain guarantees related to debt and other performance commitments of the joint venture operations that were not required to be recorded when the underlying liability was reflected on the balance sheet under the proportionate consolidation method of accounting.

(7)
Under Canadian GAAP, the Company’s purchase of ConocoPhilips’ remaining 20 per cent interest in each of TransCanada Keystone Pipeline Limited Partnership and TransCanada Keystone Pipeline, LP (Keystone) is considered an asset purchase.  Under U.S. GAAP, this transaction is considered a business combination.  The purchase price was allocated to plant, property and equipment (US $734 million) and short-term debt (US $197 million) using fair values of the net assets at the date of acquisition. However there is no U.S. GAAP difference as no gain or loss was created.

(8)
Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses and a corresponding regulatory asset.  Effective January 1, 2009, the Company chose to adopt accounting policies consistent with U.S. GAAP for its Canadian GAAP financial statements which eliminated the U.S. GAAP difference subsequent to December 31, 2008.

(9)	In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in long-term debt as required by Canadian GAAP.

(10)
At September 30, 2009, Accumulated Other Comprehensive Income in accordance with U.S. GAAP is $195 million higher than under Canadian GAAP.  The difference relates to the accounting treatment for defined benefit pension and other postretirement plans.

Fair Value Measurements

The Company adopted the U.S. standards for fair value measurements and disclosures for its financial assets and liabilities measured at fair value on a recurring basis effective January 1, 2008.  Effective January 1, 2009, the Company adopted these standards for all non-financial assets and liabilities that are measured at fair value on a non-recurring basis.

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon a fair value hierarchy.  Fair values of assets and liabilities included in Level I are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level II include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.   Level III valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Long-dated commodity transactions in certain markets and the fair value of guarantees are included in this category. There is no current period disclosure required for items measured at fair value on a non-recurring basis.

Assets and liabilities measured at fair value on a recurring basis as of September 30, 2009, including both current and non-current portions, are categorized as follows:

(unaudited) (millions of dollars)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Derivative Financial Instruments:
Assets	67	550	3	620
Liabilities	(101)	(532)	(26)	(659)
Non-Derivative Financial Instruments Available for Sale:
Assets	23	-	-	23
Guarantees:
Liabilities	-	-	(188)	(188)
Total	(11)	18	(211)	(204)

Long-term debt fair value disclosures are based on quoted market prices for same or similar debt instruments, or, when not available, by discounting future payments of interest and principal at estimated interest rates.  These fair value disclosures fall under Level II in the hierarchy.

The following table presents the net change in assets and liabilities measured at fair value on a recurring basis and included in the Level III fair value category:

(unaudited)	Three Months Ended September 30, 2009		Nine Months Ended September 30, 2009
(millions of dollars, pre-tax)	Derivatives (1)	Guarantees	Derivatives (1)	Guarantees
Balance, opening	(22)	(190)	-	-
Transfers in(2)	-	-	-	(60)
Total realized and unrealized gains/(losses):
Included in OCI	6	-	6	-
Included in Balance Sheet (2)	-	(3)	-	(127)
New contracts entered into or settled during the period, net(3)	(7)	5	(29)	(1)
Balance, closing	(23)	(188)	(23)	(188)

(1)	The fair value of derivative assets and liabilities are presented on a net basis.
(2)
The fair value of guarantees is recognized in Long-term investments and Deferred amounts.  No amounts were recognized in earnings for the periods presented.  Prior to June 30, 2009, the fair value was previously included in the Level II fair value category.

(3)
The total amount of net gains included in earnings attributable to derivatives that were entered into during the period and still held at the reporting date is $1 million for the three and nine months ended September 30, 2009.

Disclosures about Hedging Instruments and Hedging Activities

The Company adopted the U.S. standards for derivatives and hedging effective January 1, 2009.  The statement is intended to enhance the current disclosure requirements to provide more information about how derivatives and hedging activities affect an entity’s financial position, financial performance and cash flows.  Many of these disclosures are provided in the Company’s consolidated financial statements prepared under Canadian GAAP.  Additional information required is provided below.

Derivatives in Cash Flow and Net Investment Hedging Relationships

Three months ended September 30, 2009	Cash Flow Hedges				Net Investment Hedges
(unaudited) (millions of dollars, pre-tax)	Power	Natural Gas	Foreign Exchange	Interest	Foreign Exchange
Amount of gain/(loss) recognized in OCI on derivative (effective portion)	48	-	(8)	(20)	164
Amount of gain/(loss) reclassified from AOCI into income (effective portion)	(19)	11	-	11	-	(1)
Amount of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	1	-	-	-	-	(2)

Nine months ended September 30, 2009	Cash Flow Hedges				Net Investment Hedges
(unaudited) (millions of dollars, pre-tax)	Power	Natural Gas	Foreign Exchange	Interest	Foreign Exchange
Amount of gain/(loss) recognized in OCI on derivative (effective portion)	152	(14)	(12)	(26)	311
Amount of gain/(loss) reclassified from AOCI into income (effective portion)	(47)	13	-	32	-	(1)
Amount of gain/(loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	1	1	-	-	-	(2)

(1)	Location of gain (loss) is gain/(loss) on sale of subsidiary
(2)	Location of gain (loss) is other income/(expense)

Derivative contracts entered into to manage market risk often contain financial assurances provisions that allow parties to the contracts to manage credit risk.  These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.  Based on contracts in place and market prices at September 30, 2009, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position is $107 million for which the Company has provided collateral of $6 million in the normal course of business.  If the credit-risk-related contingent features in these agreements were triggered on September 30, 2009, the Company may be required to provide additional collateral of $101 million to its counterparties.  The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

Income Taxes

At September 30, 2009, the total unrecognized tax benefit is approximately $60 million (December 31, 2008 - $80 million).  TransCanada’s continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the nine month period ended September 30, 2009 is $7 million of interest income and nil for penalties (September 30, 2008 - $9 million for interest expense and nil for penalties). At September 30, 2009, the Company had $17 million accrued for interest and nil accrued for penalties (December 31, 2008 - $24 million accrued for interest and nil accrued for penalties).

TransCanada expects the enactment of certain Canadian Federal tax legislation in the next twelve months.  This legislation will result in a favourable income tax adjustment of approximately $11 million.  Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TransCanada does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

Changes in Accounting Policies

2009 Accounting Changes

In December 2007, Financial Accounting Standards Board (FASB) issued new guidance on “Noncontrolling Interests” and “Business Combinations” effective for annual and interim periods beginning after December 15, 2008. The new standard on noncontrolling interest requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet.  Consolidated net income will include both the shareholders’ and the non-controlling interests’ share of net income. The new standard on Business Combinations requires that most identifiable assets, liabilities (including obligations for contingent consideration), non-controlling interests and goodwill be recorded at “full fair value”.  Also, for step acquisitions, the acquirer will be required to re-measure its non-controlling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income.  The Company adopted these standards on January 1, 2009 resulting in a reclassification of non-controlling interests on the income statement and balance sheet.

In April 2009, FASB issued new guidance on “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” which amends and clarifies pre-existing business combination standards.  Any asset or liability assumed in a business combination that arises from a contingency will be recognized at the fair value at the acquisition date if that fair value can be determined.  If the acquisition-date fair value cannot be determined, then the asset or liability will only be recognized if it is probable that the asset existed or the liability had been incurred at the acquisition date and the amount can be reasonably estimated. This guidance is effective for acquisitions after December 15, 2008.  The Company applied this standard on the Keystone acquisition.

In April 2009, FASB issued new guidance on “Interim Disclosures about Fair Value of Financial Instruments” which requires fair value disclosure for interim reporting periods in addition to annual financial statements.  This guidance is effective for interim reporting periods after June 15, 2009.  The Company adopted these standards for its second-quarter 2009 report by expanding its financial instrument disclosure.

In April 2009, FASB issued new guidance on “Recognition and Presentation of Other-Than-Temporary Impairments” which amends the guidance related to other-than-temporary impairments specifically for debt securities.  Other-than-temporary impairments must be recognized if the entity has the intention of selling the debt security or if it is more likely than not that the entity will be required to sell the debt security before its anticipated recovery.  This guidance is effective for interim reporting periods after June 15, 2009.  The Company adopted these standards for its second-quarter 2009 report without any impact to its financial statements.

In May 2009, FASB issued new guidance on “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.  The accounting and disclosure requirements under this standard have been incorporated in the Company’s Canadian GAAP financial statements, therefore, there was no impact on the Company’s U.S. GAAP financial statements.

Future Accounting Changes

In December 2008, FASB issued new guidance on “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which requires more detailed disclosures regarding the employers’ plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. This guidance will be effective for fiscal years ending after December 15, 2009. The Company will adopt these standards for its 2009 year-end reporting by expanding its postretirement benefit plan disclosures.